Exhibit 99.1

SolarBank Issues Update on Strategic Positioning Amid Shifting U.S. and Canadian Policy Landscape

TORONTO, ON – July 10, 2025 – SolarBank Corporation (Cboe CA: SUNN) (NASDAQ: SUUN) (“SolarBank” or the “Company”), a leading North American developer, owner, and operator of solar and battery energy storage systems (BESS), is pleased to update current and prospective shareholders about how the Company is positioning itself for success in the shifting policy environment in North America.

In the United States, recent federal legislation—the so-called Big Beautiful Bill (“BBB”)—has introduced a new timeline for clean energy investment tax credits (ITCs). Under the BBB, projects that begin construction by July 4, 2026 can still qualify for the full tax credit, provided they reach commercial operation within four years.

“SolarBank is prepared,” said Dr. Richard Lu, CEO of SolarBank. “We have enough advanced-stage projects we can get into construction before the deadline to take advantage of the tax credits. In particular, there is still enough time to execute on the projects supported by the $100 million financing with CIM.”

The Company has prioritized development pathways in key U.S. states where site control, interconnection progress, and permitting are sufficiently advanced to qualify for full ITC treatment under the new rules. The $100 million in project-level capital announced through a strategic partnership with CIM Group provides much of the capital to allow SolarBank to move swiftly toward construction on a 97 MW portfolio in these high-value markets.

In parallel, SolarBank’s diversified footprint across Canada offers resilience against U.S. policy risk. The Company is currently deploying battery storage systems in Ontario under the Independent Electricity System Operator’s (IESO) Long-Term RFP framework, which is designed to secure clean, dispatchable capacity through decade-long contracts. SolarBank is also a leader in Nova Scotia’s Community Solar program, where it holds significant market share and is actively expanding.

“SolarBank benefits from Canada’s support to clean energy,” Dr. Lu added, “and is leading the charge to build Canada as an energy superpower.” He pointed to Prime Minister Mark Carney’s “Build, baby, build” initiative—Canada’s new fast-track push for infrastructure, housing, and energy development—as a major accelerant for clean energy developers with shovel-ready assets.

The broader outlook for solar and storage in the U.S. remains robust. According to recent federal data, the United States will need to add over 206 gigawatts of new power capacity by 2030, with solar expected to supply nearly three-quarters of that demand. In Q1 2025 alone, solar and wind accounted for 98% of new capacity brought online nationwide.

“March 2025 marked the 19th consecutive month that solar was the largest source of new electrical capacity in the U.S.,” said Dr. Lu. “As costs continue to fall, and with superior speed to market, in my view there remains a bright future for solar and battery storage projects.”

SolarBank continues to monitor policy changes across jurisdictions and is actively shaping its construction and financing schedules to maximize incentives while building long-term shareholder value.

There are several risks associated with the development of the projects disclosed in this press release. The development of any project is subject to receipt of a community solar contract, receipt of required permits, the availability of third-party financing arrangements for the Company and the risks associated with the construction of a solar power project. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for solar power, which could result in future projects no longer being economic. The CIM transaction is subject to the execution of definitive documentation setting out all of the representations, warranties, covenants and conditions precedent associated with the CIM transaction. There is a risk that definitive documentation may not be executed or that the conditions precedent to the CIM Transaction are not satisfied. In such case, no funding will be advanced under the terms of the CIM transaction. SolarBank will also need to secure the financing required to develop projects to mechanical completion and substantial completion, as prior to such milestone none of the funding from the CIM transaction will be available. Please refer to “Forward-Looking Statements” for additional discussion of the assumptions and risk factors associated with the Projects and statements made in this press release.

About SolarBank Corporation

SolarBank Corporation is an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA. The Company develops solar, Battery Energy Storage System (BESS) and EV Charging projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading North America markets including projects with utilities, host off-takers, community solar, and virtual net metering projects. The Company has a potential development pipeline of over one gigawatt and has developed renewable and clean energy projects with a combined capacity of over 100 megawatts built. To learn more about SolarBank, please visit www.solarbankcorp.com.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the Company’s growth strategies the expected energy production from the solar power projects mentioned in this press release; the timeline for construction; market outlook for solar energy; the details of the CIM financing transaction expected revenues and benefits of the Project to the Company; the receipt of interconnection approval, permits and financing to be able to construct the Projects; the receipt of incentives for the Projects; and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the execution of definitive documentation for the CIM transaction; the satisfaction of all conditions precedent for the CIM transaction; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the failure to execute definitive documentation for the CIM transaction; the failure to satisfy all conditions precedent for the CIM transaction; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar projects exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation and tariffs; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any global pandemic on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

For further information, please contact:

SolarBank Corporation

Tracy Zheng

Email: tracy.zheng@solarbankcorp.com

Phone: 416.494.9559

Source: SolarBank Corporation